
Better ways to manage waste


05006969


SEC MAIL PROCESSING
RECEIVED
MAR 31 2005
WASH. D.C.
213
SECTION

SUPPL

March 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated March 15, 2005 regarding monthly distributions; and
2. Press Release dated March 15, 2005 regarding fourth quarter and year end results.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

Took Whiteley
General Counsel

:vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces 20% Increase in Monthly Distributions

CALGARY, Alberta, Canada, March 15, 2005 – Newalta Income Fund ("Newalta") today announced that it has increased its monthly distribution by 20%, to 15.0 cents per trust unit, or $1.80 per year. The Fund has declared a cash distribution of 15.0 cents per trust unit for the month of March, 2005 payable on April 15, 2005 to all unitholders of record on March 31, 2005. The ex-distribution date is March 29, 2005.

The DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the March 15, 2005 closing price of $24.25 per trust unit, the March distribution represents an annualized cash-on-cash yield of approximately 7.4%.

"The increase in monthly distributions is consistent with the Board of Trustee's policy of reviewing distributions in light of current performance, and the future outlook," said Alan Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 41 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:

NEWALTA INCOME FUND ANNOUNCES 2004 FOURTH QUARTER AND YEAR END RESULTS

CALGARY, Alberta, March 15, 2005 – Newalta Income Fund ("Newalta" or the "Fund") today announced financial results for the fourth quarter and year ended December 31, 2004.

FOURTH QUARTER

In the quarter, revenue improved $9.2 million or 23%, compared to 2003 and cash flow[3], excluding reorganization costs, increased 2% to $13.3 million. Higher crude oil prices in the quarter contributed a net $0.3 million increase in cash flow compared to 2003.

Oilfield revenue was up $5.3 million or 19%, over 2003 and net margin[6] increased $1.6 million, or 12%. Crude oil sales in the quarter were up $0.7 million or 24% over 2003.

Industrial revenue increased $3.9 million or 33% compared to last year and net margin declined $0.1 million. Higher crude oil prices resulted in a decline in net margin of $0.4 million compared to 2003.

Selling, general and administrative costs were up $1.9 million in the fourth quarter compared to last year. In late 2003, Newalta initiated a comprehensive program to strengthen the organization and to provide the resources to support the continued strong growth of the business. This initiative was substantially complete at the end of 2004 and Newalta has the management in place to support strong growth in 2005 and beyond.

Cash distributed of $9.2 million represented 81% of the $11.4 million cash available for growth and distributions[4].

Growth and acquisition capital expenditures in the quarter were $14.9 million compared to $10.7 million in 2003.

YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2004, revenue increased $23.6 million, or 15%, to $178.7 million compared to 2003 and cash flow, excluding reorganization costs, improved $5.0 million, or 10%. Higher crude oil prices contributed a net $1.9 million increase in cash flow compared to 2003.

Oilfield revenue increased $10.5 million or 10% and net margin increased $5.0 million or 11% compared to last year. Crude oil sales contributed $3.8 million of additional net margin in 2004 compared to 2003. Growth capital investments of $21.4 million completed in 2004 did not materially contribute to performance.

Industrial revenue increased $13.2 million or 26% and net margin grew $1.4 million or 21% compared to 2003. Higher crude oil prices, which resulted in reduced collection revenue and increased transportation fuel costs, reduced net margin by $1.9 million year over year. Excluding the decline in performance attributable to increased crude oil prices, revenue was up $14.8 million and net margin was up $3.3 million reflecting the division's successful expansion of profitable new services and integration of acquisitions. Growth capital investments of $7.2 million completed in 2004 did not materially contribute to performance.

Selling, general and administrative costs increased $4.8 million or 35% to $18.7 million compared to 2003. Increased salaries and related costs accounted for approximately $3.3 million of the year over year increase. The balance of the increase was attributable primarily to increased corporate governance and other costs related to growth in the business.

Newalta's balance sheet remains strong with a long-term debt to EBITDA[2] ratio of 0.67 and $45.6 million of the $90.0 million credit facility unutilized at December 31, 2004.

Growth and acquisition capital expenditures in 2004 were $47.9 million, which were about triple the expenditures of $15.6 million in 2003.

"We increased our growth capital investments and strengthened our organization in 2004 to provide a solid platform for growth in 2005 and beyond," said Al Cadotte, Newalta's President and Chief Executive Officer.

Regulatory approval was received in the third quarter for the Distribution Reinvestment Plan (the "DRIP") of the Fund. A total of $1.0 million of distributions was reinvested by unitholders during the fourth quarter, resulting in the issuance of 48,378 additional units.

Cash distributed in 2004 was $38.1 million which represented 86% of cash available for growth and distributions of $44.2 million.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

($000's, except per unit data)	Three Months Ended December 31 (unaudited)			Year Ended December 31 (unaudited)		
	2004	2003	%Increase (Decrease)	2004	2003	%Increase (Decrease)
Revenue	49,339	40,098	23	178,668	155,032	15
Operating income excluding reorganization costs[1]	8,941	9,938	(10)	38,744	36,393	6
Operating income	8,941	9,938	(10)	38,744	31,198	24
Net earnings	8,364	9,171	(9)	36,205	26,791	35
Earnings per unit ($)	0.31	0.35	(11)	1.33	1.14	17
Diluted earnings per unit ($)	0.30	0.35	(14)	1.31	1.12	17
EBITDA[2] excluding reorganization costs	13,531	13,462	1	54,926	51,161	7
EBITDA	13,531	13,462	1	54,926	45,966	19
Cash flow[3] excluding reorganization costs	13,251	13,012	2	53,794	48,804	10
Cash flow	13,251	13,012	2	53,794	43,590	23
- per unit ($)	0.49	0.50	(2)	1.98	1.86	6
Maintenance capital expenditures	1,773	1,626	9	7,755	7,354	5
Principal repayments	-	750	(100)	1,500	1,500	-
Cash available for growth and distributions[4] excluding reorganization costs	11,407	10,389	10	44,186	41,127	7
- per unit - $	0.42	0.40	5	1.63	1.75	(7)
Cash available for growth and distributions	11,407	10,389	10	44,186	35,913	23
- per unit - $	0.42	0.40	5	1.63	1.53	7
Distributions declared[1]	10,288	8,453	10	39,659	22,958	73
- per unit - $	0.38	0.32	19	1.46	0.96	52
Cash distributed	9,228	8,053	15	38,071	20,140	89
Growth and acquisition capital expenditures	14,874	10,668	39	47,879	15,602	207
Weighted average units outstanding[5] (000's)	27,265	25,966	5	27,134	23,456	16
Total units outstanding (000's)	27,294	26,836	2	27,294	26,836	2

[1] On March 1, 2003, Newalta Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $0.6 million was incurred in the fourth quarter of 2002 and $5.2 million was incurred in the first six months of 2003.

[2] EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. It is calculated from the consolidated statements of operations and accumulated earnings as revenue less operating and selling, general and administrative expenses. This measure does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"), and may not be comparable to similar measures presented by other funds or entities.

[3] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow and cash flow per unit throughout this document are based on operating cash flow before changes in non-cash working capital and asset retirement costs.

[4] Management uses cash available for growth and distributions to supplement cash flow as a measure of operating performance and leverage. Cash available for growth and distributions as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. The objective of this non-GAAP measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs plus net proceeds on sales of fixed assets. All references to cash available for growth and distributions throughout this document have the meaning set out in this note.

[5] For comparative purposes, the previously reported weighted average shares outstanding of Newalta Corporation prior to March 1, 2003 have been converted to units on a 2:1 basis, and per unit calculations have been adjusted on this basis.

[6] Management uses net margin to analyze divisional operating performance. Net margin as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is defined as revenue less operating and depreciation, amortization and accretion expense.

The consolidated financial statements and notes thereto and management's discussion and analysis are attached.

Management will hold a conference call on March 16, 2005 at 1:00p.m. (ET) to discuss the Fund's performance for the three months and the year ended December 31, 2004. To listen, please dial 1-800-565-0813 or 416-695-9703, or log onto the web cast at www.newalta.com. For those unable to listen to the live event, a rebroadcast will be available until midnight on March 23, 2005, by dialing 416-695-5275 or 1-888-509-0082. No passcode is required.

Newalta Income Fund is an open ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 41 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

NEWALTA INCOME FUND
Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 206-2684

www.newalta.com

NEWALTA INCOME FUND

Management's Discussion and Analysis

FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2004

This document contains certain forward-looking statements, relating to the operations or to the environment in which Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta") operate, which are based on Newalta's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Newalta's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include, but are not limited to, general economic, regulatory, oil and gas industry activity and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Newalta does not undertake any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Fund and notes thereto and the Renewal Annual Information Form of the Fund for the years ended December 31, 2003 and 2004 and the Management's Discussion and Analysis for the year ended December 31, 2003 and quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

The Fund is the successor organization to the Corporation. Information for the three months and year ended December 31, 2004, along with comparative information for 2003, is provided. Certain numbers from the prior period have been reclassified to conform to those reported for the Fund in the current period.

This Management's Discussion and Analysis is dated March 15, 2005, and takes into consideration information available up to that date.

OVERALL PERFORMANCE

Revenues increased 15% to $178.7 million and cash flow, excluding reorganization costs, improved 10% to $53.8 million. Considerable progress was achieved towards profitable growth in the Industrial division through acquisition and expansion into new services. Contributions from acquisitions and the expansion of on-site and other service areas resulted in a positive impact to Industrial's net margin of $3.3 million in 2004. This was partially offset by the impact of high crude oil prices which resulted in decreased collection revenue and increased transportation fuel costs, reducing net margin by approximately $1.9 million. Industrial revenue grew by 26% to $63.5 million on the year and net margin increased $1.4 million, or 21%, to $8.3 million. In 2004, Oilfield revenue increased 10% to $115.2 million and net margin increased by $5.0 million or 11% to $51.9 million. The improved profitability was driven primarily by sustained high crude oil prices and activity levels. The price received for crude and the volumes sold both increased 16% year over year, increasing Oilfield net margin by approximately $3.8 million. Higher crude oil prices contributed a net $1.9 million increase to Newalta's cash flow in 2004 compared to 2003.

Distributions were increased from 10.5 cents to 12.5 cents per unit in March, 2004. Cash distributed of $38.1 million was 86% of cash available for growth and distributions of $44.2 million.

Growth capital expenditures increased 339% in 2004 to $31.5 million compared to $7.2 million in the prior year. The impact of the 2004 growth capital program on financial performance was modest as the majority of the projects were not completed until the fourth quarter of 2004 and the first quarter of 2005. Acquisition investments approximately doubled in 2004 at $16.4 million compared to $8.4 million in 2003.

A new credit facility was secured in the second quarter of 2004 for $90.0 million, which requires no principal repayments until July 2006 at the earliest. Newalta's liquidity and capital resource capacity remains very strong with solid working capital, a long-term debt to EBITDA ratio of 0.67 and $45.6 million of the $90.0 million credit facility unutilized at December 31, 2004. Newalta is well positioned for continued strong growth.

SELECTED ANNUAL INFORMATION

($000's, except per unit data)	2004	2003	2002
Revenue	178,668	155,032	111,666
Operating Income	38,744	31,198	20,847
Net earnings	36,205	26,791	12,417
Earnings per unit ($)	1.33	1.14	0.60
Diluted earnings per unit ($)	1.31	1.12	0.59
Cash flow	53,794	43,590	30,907
Cash flow per unit ($)	1.98	1.86	1.49
Total assets	324,945	285,272	255,812
Total long-term debt & debentures	36,617	13,502	50,090
Distributions declared	39,659	22,958	-
Distributions declared per unit ($)	1.46	0.96	-

The factors that impacted revenues and profitability are outlined in Overall Performance and Results of Operations. Total assets increased by $39.7 million or 14% in 2004 primarily due to the growth and acquisition capital spending. Debt levels were lower at December 31, 2003 mainly as a result of the October 2003 equity issue, but have increased in 2004 due to the growth and acquisition capital expenditures. On March 1, 2003, the Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. The total cost of the reorganization was $5.8 million of which $0.6 million was incurred in the fourth quarter of 2002 and $5.2 million was incurred in the first six months of 2003.

Segmented information is discussed in further detail in the Results of Operations.

RESULTS OF OPERATIONS

Total revenue increased by $23.6 million and combined divisional net margin increased $6.4 million in 2004 compared to 2003. The increase in revenue and net margin was predominantly attributable to higher commodity prices and the impact of acquisitions. Rising crude oil prices had a two-fold effect. First, Oilfield net margin increased $3.8 million as a result of higher crude oil sales, and second, Industrial net margin was negatively impacted by $1.9 million due to lower collection revenues and higher transportation fuel costs.

RESULTS OF OPERATIONS (percentage of revenue)

	2004	2003	2002	2001	2000
Operating expenses	58.6	58.0	59.4	59.0	61.0
Selling, general and administrative	10.5	9.0	9.4	8.7	10.8
Interest	0.8	1.7	2.5	3.8	4.8
Depreciation, amortization and accretion	8.5	7.9	9.5	9.8	10.5
Operating income[1]	21.7	23.5	19.2	18.8	12.9
Cash flow[1]	30.1	31.5	28.2	28.0	22.8
EBITDA[1]	30.7	33.0	31.2	29.6	28.2

1 Excludes reorganization and take-over bid costs

Oilfield recovers and resells crude oil from oilfield wastes. Oilfield accounted for approximately 63% of Newalta's total assets and generated 64% of Newalta's total revenue in 2004. Revenue from Oilfield is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 85% of revenue comes from day to day production. Revenue is also impacted by oilfield activity levels which are driven mainly by commodity prices. A change of Cdn $1.50 for WTI is estimated to impact operating income by approximately $0.5 million.

Oilfield revenue of $115.2 million increased 10% compared to $104.8 million in 2003. Revenue was increased by the impact of high commodity prices and resultant strong oilfield activity levels throughout most of the year. Activity levels, which were reduced by wet weather in the third quarter, rebounded in the fourth quarter. Recovered crude oil sales in 2004 increased by 35% to $14.7 million compared to $10.9 million in 2003. The balance of Oilfield's revenue growth was derived primarily from acquisitions, strategic alliances and growth in on-site services.

In 2004, oil sold for Newalta's account increased 16% to 334,700 barrels as compared to 289,600 in 2003. The price per barrel sold in 2004 was at an average price of Cdn $43.85 per barrel compared to an average price of Cdn $37.72 per barrel in 2003. Total crude oil recovered from waste processing was 1,067,000 barrels compared to 1,181,000 barrels in 2003, reflecting the change in Oilfield's business mix.

Oilfield net margin increased by $5.0 million or 11% to $51.9 million compared to $46.9 million in the prior year, of which $3.8 million was attributable to increased crude oil sales. Operating costs as a percentage of revenue were reduced to 47.6% in 2004 compared to 48.3% in 2003. Net margin was impacted by changes in the business mix and the effect of wet weather in the third quarter.

Acquisitions completed in 2004 consisted of a satellite facility added in January and a centrifuge rental business acquired in June for total combined cash consideration of $7.2 million. Growth capital expenditures were $21.4 million compared to $5.5 million in 2003. Maintenance capital expenditures were $5.0 million compared to $4.8 million in 2003.

The outlook for Oilfield in 2005 remains positive. Commodity prices and activity levels are expected to remain strong as producers take advantage of favourable market conditions. This environment, combined with the impact of 2004 growth capital, should result in strong performance.

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil in western Canada. Recovered materials are processed into resaleable products. Industrial accounted for 33% of Newalta's total assets and generated 36% of Newalta's total revenue for the year ended December 31, 2004. Industrial produces various resaleable products from waste lubricating oil, including base oil, fuel oil, burner fuel and drilling oil. Approximately $29.1 million or 46% of 2004 Industrial revenue came from product sales compared to $28.1 million or 56% in 2003. The balance of Industrial's revenue for 2004 was derived mainly from collection and processing fees, which improved 54% to $34.4 million from $22.2 million in 2003. Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

Industrial revenue for 2004 improved 26% to $63.5 million from $50.3 million in 2003. Year over year revenue growth was achieved through the contribution provided by acquisitions and management initiatives. The impact of acquisitions completed in 2004 as well as the full impact of the Hazmat acquisition in December 2003 provided a significant contribution to revenue and net margin. High crude oil prices resulted, however, in increased transportation fuel costs and a reduction in used oil collection revenue as industrial fuel consumers aggressively sourced alternate fuel sources and competition for used oil escalated. The total effect on net margin as a result of high crude oil price was $1.9 million. Growth in revenue and profitability, excluding acquisitions, was generated as a result of management initiatives to increase sludge and other processing volumes. Growth capital spending of $0.4 million in 2003 did not have a material impact on 2004 performance and total growth capital expenditures of $7.2 million in 2004 are not expected to improve Industrial's performance until 2005.

The impact of acquisitions and management initiatives increased net margin year over year by approximately $3.3 million, reflecting the successful integration of acquisitions and profitable expansion of services areas. This was offset, in part, by the $1.9 million impact of high commodity prices. Industrial net margin increased by $1.4 million or 21% in 2004 to $8.3 million compared to $6.8 million in 2003.

Industrial acquisitions completed in 2004 consisted of a satellite facility in Redwater, Alberta and an industrial services business in Cranbrook, British Columbia, which were both purchased in the first quarter for total cash consideration of $9.2 million. Maintenance capital was $2.2 million compared to $2.7 million in 2003.

In 2005 Industrial will continue to develop product markets and expand on-site services and centrifugation of industrial sludges.

For the year ended December 31, 2004, selling, general and administrative costs increased $4.8 million or 35% to $18.7 million compared to $13.9 million in 2003. Newalta undertook a significant personnel recruitment initiative which was completed in the third quarter to strengthen the organization and to provide the resources to manage continued growth. Key senior personnel were added throughout the entire organization. Increased salaries and related costs accounted for approximately $3.3 million of the year over year increase in selling, general and administrative costs. The remainder of the increase was attributable primarily to increased corporate governance and other costs related to growth in the business. For 2004, selling, general, and administrative costs were 10.5% of revenue compared to 9.0% of revenue in 2003. There was an increase in selling, general and administrative costs from 2002 to 2003 which was not consistent with the level of growth achieved and resulted in minimum staffing levels during 2003. The recruitment initiative completed this year provides the organizational capacity for future growth. Management's continued goal is to maintain selling, general and administrative costs, as a percent of revenue, at 10% or less.

Depreciation, amortization and accretion increased $3.0 million or 25% in 2004 to $15.1 million compared to $12.1 million in the previous year. Included in depreciation, amortization and accretion was a $0.4 million write down of deferred costs. As a percentage of revenue, depreciation, amortization and accretion, excluding the write down, was 8.3% of revenue in 2004 compared to 7.8% of revenue in 2003. Increased depreciation was attributable to growth capital and acquisition expenditures.

Interest expense in 2004 declined by $1.3 million to $1.4 million compared to $2.7 million in 2003. The reduction in interest was a result of lower average debt levels throughout the year compared to the prior year.

Income tax expense for the year ended December 31, 2004 was $2.5 million as compared to $4.4 million in 2003. The decrease was due to the year over year reduction in future income taxes as a result of increased distributions. Current tax expense related to large corporation taxes and provincial capital taxes. Newalta does not anticipate paying any cash income taxes in 2005, with the exception of large corporation tax and provincial capital taxes.

Operating income, excluding reorganization costs, increased by 6% to $38.7 million compared to $36.4 million in 2003.

Net earnings for the year ended December 31, 2004 increased by $9.4 million or 35% to $36.2 million ($1.33 per unit) compared to $26.8 million ($1.14 per unit) in the prior year. Net earnings per diluted unit for 2004 were $1.31 compared to $1.12 in 2003.

As at March 15, 2005 the Fund had 27,334,389 units outstanding (excluding units issuable on March 15, 2005 pursuant to the Dividend Reinvestment Plan of the Fund) and outstanding rights to acquire up to 1,359,487 units.

SUMMARY OF QUARTERLY RESULTS

2004 ($000's, except per unit data)	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Revenue	42,890	40,449	45,990	49,339	178,668
Operating income	10,261	8,095	11,447	8,941	38,744
Net earnings	9,873	7,880	10,088	8,364	36,205
Earnings per unit ($)	0.37	0.29	0.37	0.31	1.33
Diluted earnings per unit ($)	0.36	0.28	0.36	0.30	1.31
Weighted average units	26,878	27,147	27,244	27,265	27,134
Diluted units	27,463	27,608	27,756	27,866	27,636

2003 ($000's, except per unit data)	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Revenue	38,410	34,543	41,981	40,098	155,032
Operating income	3,398	5,676	12,186	9,938	31,198
Net earnings	2,027	5,853	9,740	9,171	26,791
Earnings per unit ($)	0.09	0.26	0.43	0.35	1.14
Diluted earnings per unit ($)	0.09	0.26	0.42	0.35	1.12
Weighted average units	21,888	22,196	22,907	25,966	23,456
Diluted units	22,987	22,897	23,404	26,515	24,172

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 28% and can range from 24% to 30%. In 2004, quarterly revenues as a percent of total year-end revenue were 24.1% in the first quarter, 22.6% in the second quarter, 25.7% in the third quarter and 27.6% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian generally accepted accounting principles in Canadian dollars.

LIQUIDITY

In 2004, Newalta generated cash flow, excluding reorganization costs, of $53.8 million or $1.98 per unit compared to $48.8 million or $2.08 per unit in 2003. The $0.10 per unit reduction is mainly due to the increase in the number of units from the October 2003 equity issue. Total maintenance capital spending in 2004 was $7.8 million compared to $7.4 million in 2003. Scheduled principal payments of $1.5 million in 2004 were unchanged from 2003. As a result of the renegotiation of the credit facility completed on May 19, 2004, no further principal repayments are due until July 2006, at the earliest. Distributions were increased from 10.5 cents to 12.5 cents per unit in March, 2004. Total distributions declared increased by 73% to $39.7 million or $1.46 per unit compared to $23.0 million or $0.96 per unit in the prior year, due to the increase in monthly distributions and because distributions were only declared for 10 months in 2003.

For the year ended December 31, 2004, $6.1 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($ millions)	2004	2003
Cash flow before reorganization costs	53.8	48.8
Maintenance capital	(7.8)	(7.4)
Asset retirement and deferred costs	(0.4)	(0.3)
Proceeds on sale of capital assets	0.1	1.5
Principal repayments	(1.5)	(1.5)
Cash available for growth and distributions before reorganization costs	44.2	41.1
Growth capital and acquisitions funded by cash flow	-	(4.1)
Reorganization costs	-	(5.2)
Cash available for distribution	44.2	31.8
Cash distributed	(38.1)	(20.1)
Excess cash	6.1	11.7

Newalta's current financial performance is well in excess of its debt covenants under the credit facility. The Fund is restricted from declaring distributions and distributing cash if it is in breach of the covenants under its credit facility. At December 31, 2004, Newalta had a debt to EBITDA ratio of 0.67. Newalta does not have a stability rating.

At December 31, 2004, Newalta had working capital of $21.4 million, down from $31.1 million at the prior year end. The decrease in working capital is primarily the result of funding growth capital and acquisitions from cash on hand at December 31, 2003. At current activity levels, working capital of $21.4 million is expected to be sufficient to meet the ongoing commitments and operational demands of the business. Historically, Newalta has had excellent experience in collecting its accounts receivable. The credit risks associated with accounts receivable are viewed as normal for the industry.

Newalta currently has a $25.0 million operating line to fund working capital and financial security requirements, of which $14.6 million was unutilized at December 31, 2004. Letters of credit provided for financial security totaled $7.8 million at December 31, 2004.

The following table outlines the Fund's contractual obligations and payments due for each of the next five years and thereafter, assuming the credit facility is not extended:

Contractual obligations ($000's)	Total	0-1 years	2–3 years	4-5 years	5+ years
Office leases	13,943	1,752	3,906	3,738	4,547
Operating leases	4,666	1,654	2,310	702	-
Surface leases	9,077	856	2,031	2,108	4,082
Long-term debt	36,617	-	36,617	-	-
Total	64,303	4,262	44,864	6,548	8,629

The total estimated cost for asset retirement at December 31, 2004 was $13.3 million. At December 31, 2004, $4.9 million of asset retirement costs have been accrued in the consolidated balance sheet.

Regulatory approval was received in the third quarter for the Distribution Reinvestment Plan (the "DRIP") of the Fund. The first eligible reinvestment of distributions was made on October 15, 2004 in relation to the September distribution payment. A total of $1.0 million of distributions was reinvested by unitholders in 2004, resulting in the issuance of 48,378 additional units.

CAPITAL RESOURCES

Total capital expenditures in 2004 increased $32.6 million to $55.6 million compared to $23.0 million in 2003. Maintenance capital expenditures for the year were $7.8 million compared to $7.4 million in 2003 and were $0.2 million lower than management's estimate of $8.0 million provided in early 2004. Total maintenance capital expenditures for 2005 are estimated to be approximately $9.0 million. Maintenance capital is funded from cash flow. Newalta undertook a significant growth capital and acquisition program in 2004, which included the addition and expansion of existing satellite facilities, sludge processing capabilities, additions to the rental centrifuge fleet, transportation equipment and expansion of on-site services. For the year ended December 31, 2004, $31.4 million was spent on internal growth projects compared to $7.2 million in 2003. It is estimated that spending on internal growth projects will be approximately $30.0 million in total for 2005. Total acquisition expenditures in 2004 were $16.4 million compared to $8.4 million in 2003. Transactions closed during 2004 included the acquisition of two satellite facilities, an industrial services business and a centrifuge rental business. Future expenditures for growth capital will be funded from working capital and the extendible term credit facility. Sources of funding for acquisitions will be dependent on the size of the acquisition.

Total capital expenditures are as follows:

($ millions)	2004	2003
Growth capital	31.4	7.2
Acquisitions	16.4	8.4
Total growth and acquisition capital	47.8	15.6
Maintenance capital	7.8	7.4
Total capital expenditures	55.6	23.0

Effective March 1, 2005, Newalta acquired an oilfield facility near Fox Creek, Alberta. The total investment in the facility, including additional capital anticipated to be expended in 2005, is estimated to be $10.0 million.

Newalta secured a new credit facility effective May 19, 2004. This facility provides for a $25.0 million operating line plus a $65.0 million extendible term facility. At December 31, 2004, Newalta had $14.6 million of unutilized operating line and $31.0 million of unutilized extendible term facility.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to Newalta. The total amount of these legal services in the fourth quarter of 2004 was $0.1 million compared to $0.1 million in 2003. For the year ending December 31, 2004 these legal services were $0.4 million compared to $0.8 million in 2003.

Newalta provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. in the fourth quarter of 2004 was $0.3 million compared to $0.1 million in 2003. For the year ending December 31, 2004, total revenue was $0.8 million (representing approximately 0.4% of the revenue of the Fund) compared to $0.3 million (representing approximately 0.2% of the revenue of the Fund) in 2003.

These transactions were incurred in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

Revenue for the fourth quarter increased by 23% to $49.3 million compared to $40.1 million in 2003. Of the total $9.2 million increase in revenue, $5.3 million was generated from Oilfield and $3.9 from Industrial. Higher crude oil prices in the quarter contributed a net $0.3 million of increase in cash flow compared to 2003.

Oilfield revenue of $33.4 million and net margin of $14.7 million increased by 19% and 12% respectively in the fourth quarter of 2004 compared to 2003. Growth in Oilfield revenue and net margin was driven by strong activity levels, continued high crude oil prices and contributions from growth and acquisition capital expenditures. Activity levels significantly rebounded from the third quarter, as favourable weather conditions prevailed throughout the fourth quarter. Oil sales increased $0.7 million to $3.6 million compared to $2.9 million in 2003. A total of 74,600 barrels were sold for Newalta's account in the quarter at an average price of Cdn $47.60 per barrel, resulting in oil sales of $3.6 million. In the fourth quarter of 2003, 82,600 barrels were sold for Newalta's account, at an average price of Cdn $34.50 per barrel, resulting in oil sales of $2.9 million.

Industrial revenue increased $3.9 million or 33% compared to last year and net margin declined $0.1 million. Net margin was adversely impacted by approximately $0.4 million as a result of reduced used oil collection revenue and increased transportation fuel costs due to the effect of high crude oil prices. Net margin was also impacted by lower activity levels in British Columbia due to wet weather and seasonality. Net of the effect from high crude prices, the increase in net margin resulted from contributions of acquisitions and growth in on-site services.

Selling, general and administrative costs increased $1.9 million to $5.9 million compared to $4.0 million in the same quarter of 2003 and were up $1.3 million from the third quarter this year. In late 2003, Newalta initiated a comprehensive program to strengthen the organization and provide the resources to support the continued strong growth of the business. This initiative was substantially complete at the end of 2004 and Newalta has the management in place to deliver strong performance in 2005 and beyond. The increase in fourth quarter administrative costs was due primarily to increased salaries and related costs, increased corporate governance and other costs associated with growth in the business. The normal range for selling, general and administrative costs at

current activity levels is estimated to be approximately $5.0 million per quarter. However, certain additional costs of approximately $0.8 million were incurred in the quarter related to recruitment, relocation, employee severance and other costs, which contributed to the increased selling, general and administrative costs in the fourth quarter.

Fourth quarter cash available for growth and distributions increased 10% to $11.4 million ($0.42 per unit) compared to $10.4 million ($0.40 per unit) in 2003. Cash distributed of $9.2 million represented 81% of the $11.4 million cash available for growth and distributions.

Growth and acquisition capital expenditures in the quarter were $14.9 million compared to $10.7 million in 2003.

SEGMENTED INFORMATION For the three months ended December 31 ($000's)

2004	**Oilfield**	**Industrial**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**33,353**	**15,986**			**49,339**
Inter segment revenue[1]	**137**	**54**	**(191)**		**-**
Operating expense	**16,393**	**13,352**	**(191)**		**29,554**
Depreciation, amortization and accretion	**2,355**	**1,385**		**628**	**4,368**
Net margin	**14,742**	**1,303**		**(628)**	**15,417**
Selling, general and administrative				**5,890**	**5,890**
Interest expense				**586**	**586**
Operating income	**14,742**	**1,303**		**(7,104)**	**8,941**
Capital expenditures	**10,819**	**4,999**		**829**	**16,647**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**205,316**	**106,529**		**13,100**	**324,945**

2003	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	28,057	12,041			40,098
Inter segment revenue[1]	7	32	(39)		-
Operating expense	13,030	9,668	(39)		22,659
Depreciation, amortization and accretion	1,877	1,017		199	3,093
Net margin	13,157	1,388		(199)	14,346
Selling, general and administrative				3,977	3,977
Interest expense				431	431
Operating income	13,157	1,388		(4,607)	9,938
Capital expenditures	4,916	6,830		548	12,294
Goodwill	10,782	-			10,782
Total assets	172,212	90,712		22,348	285,272

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2]Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgement and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with the Corporation's engineers, estimates these costs based on current regulations, costs, technology, and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

During 2003, the Fund adopted certain provisions of the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments.* This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allowed for the early adoption of the guidelines for the year ended 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis in 2003. The non-cash expense for the three months ended December 31, 2004 was $0.2 million ($0.2 million in 2003), and for the year ended December 31, 2004 was $0.6 million ($0.6 million in 2003).

ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.5 million. The fair value of this liability at December 31, 2004 was $4.9 million ($4.7 million in 2003) using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the three months ended December 31, 2004 was $0.1 million ($0.1 million in 2003). For the year ended December 31, 2004, accretion expense totaled $0.4 million ($0.4 million in 2003).

VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting guideline 15 ("ACG-15"), *Consolidation of Variable Interest Entities*, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 will apply to all annual and interim periods beginning on or after November 1, 2004. The Fund is currently evaluating the impact of this new accounting guideline but its adoption is not expected to have an impact on the consolidated financial statements.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT, HEDGES, AND COMPREHENSIVE INCOME

The Accounting Standards Board ("AcSB") has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- All trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;

- All remaining financial assets will be recorded at cost and amortized through the financial statements;
- A new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- An update to AcG-13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Fund has not yet assessed the future impact of these standards on the consolidated financial statements.

EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS

On January 19, 2005, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 151, *Exchangeable Securities Issued by Subsidiaries of Income Trusts* which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, to all financial statements issued after January 19, 2005. Newalta currently does not have exchangeable shares and, accordingly, the adoption of this new guideline will not have an impact on the consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CLARIFICATION RELATED TO 2003

As a matter of clarification, the 2003 annual Consolidated Statement of Cash Flows included $5.9 million of acquisition expenditures in the amount of $20.4 million disclosed as capital asset additions. The Fund had disclosed acquisitions separately from capital asset additions in its Consolidated Statement of Cash Flows for all disclosures prior to the 2003 annual consolidated financial statements and has done so for all subsequent disclosures in 2004.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Renewal Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Renewal Annual Information Form of the Fund may be obtained from Newalta Corporation at #1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Newalta Income Fund

Consolidated Balance Sheets

($000's) (unaudited)	**December 31, 2004**	December 31, 2003 (note 3)
Assets		
Current assets		
Cash	-	12,529
Accounts receivable	**40,885**	30,705
Inventories (Note 6)	**7,214**	7,897
Prepaid expenses	**1,075**	979
Future income tax (Note 12)	**3,600**	2,000
	52,774	54,110
Capital assets (Note 7)	**255,197**	217,533
Intangibles (Note 7)	**3,212**	1,993
Goodwill	**13,212**	10,782
Deferred costs (Note 8)	**550**	854
	324,945	285,272
Liabilities		
Current liabilities		
Accounts payable	**27,996**	17,162
Distribution payable (Note 14)	**3,412**	2,818
Current portion of long-term debt	-	3,002
	31,408	22,982
Long-term debt (Note 9)	**36,617**	10,500
Future income taxes (Note 12)	**41,347**	37,911
Asset retirement obligation (Note 3a, 15)	**4,875**	4,736
	114,247	76,129
Unitholders' Equity		
Unitholders' capital (Note 10)	**154,170**	149,798
Contributed surplus	**1,678**	1,041
Accumulated earnings	**117,467**	81,262
Accumulated cash distributions (Note 14)	**(62,617)**	(22,958)
	210,698	209,143
	324,945	285,272

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000's) (unaudited)	For the Three Months Ended December 31		For the Year Ended December 31	
	2004	2003 (Note 3)	**2004**	2003 (Note 3)
Revenue	**49,339**	40,098	**178,668**	155,032
Expenses				
Operating	**29,554**	22,659	**104,639**	89,964
Selling, general and administrative	**5,890**	3,977	**18,739**	13,907
Interest	**586**	431	**1,430**	2,670
Depreciation, amortization, and accretion	**4,368**	3,093	**15,116**	12,098
Reorganization (Note 2)	-	-	-	5,195
	40,398	30,160	**139,924**	123,834
Operating income	**8,941**	9,938	**38,744**	31,198
Provision for income taxes (Note 12)				
Current	**253**	200	**703**	600
Future	**324**	567	**1,836**	3,807
	577	767	**2,539**	4,407
Net earnings	**8,364**	9,171	**36,205**	26,791
Accumulated earnings, beginning of period, as reported	**109,103**	72,091	**81,262**	54,312
Cumulative effect of change in accounting policy (Note 3)	-	-	-	159
Accumulated earnings, end of period	**117,467**	81,262	**117,467**	81,262
Earnings per unit (Note 13)	**$0.31**	$0.35	**$1.33**	$1.14
Diluted earnings per unit (Note 13)	**$0.30**	$0.35	**$1.31**	$1.12

Newalta Income Fund

Consolidated Statements of Cash Flows

($000's) (unaudited)	For the Three Months Ended December 31		For the Year Ended December 31	
	2004	2003 (Note 3)	**2004**	2003 (Note 3)
Net inflow (outflow) of cash related to the following activities:				
Operating activities				
Net earnings	**8,364**	9,171	**36,205**	26,791
Items not requiring cash:				
Depreciation, amortization, and accretion	**4,368**	3,093	**15,116**	12,098
Future income taxes	**324**	567	**1,836**	3,807
Stock compensation expense	**195**	181	**637**	913
Reorganization	**-**	-	**-**	(19)
	13,251	13,012	**53,794**	43,590
Decrease (increase) in non-cash working capital	**7,832**	2,286	**1,242**	(3,321)
Asset retirement costs incurred	**(121)**	(247)	**(372)**	(311)
	20,962	15,051	**54,664**	39,958
Investing activities				
Additions to capital assets	**(16,304)**	(7,074)	**(39,252)**	(14,524)
Net proceeds on sale of capital assets	**58**	14	**80**	1,530
Acquisitions (Note 5)	**(343)**	(5,220)	**(16,382)**	(5,932)
Deferred costs	**(8)**	(14)	**(61)**	(43)
	(16,597)	(12,294)	**(55,615)**	(18,969)
Financing activities				
Issuance of units	**-**	43,089	**3,378**	43,028
Increase (decrease) in long-term debt and debentures	**8,617**	(25,751)	**23,115**	(30,589)
Distributions to unitholders	**(9,227)**	(8,055)	**(38,071)**	(20,140)
	(610)	9,283	**(11,578)**	(7,701)
Net cash inflow (outflow)	**3,755**	12,040	**(12,529)**	13,288
Cash - beginning of period	**(3,755)**	489	**12,529**	(759)
Cash - end of period	**-**	12,529	**-**	12,529

Supplementary information:

Interest paid	**654**	709	**1,616**	2,358
Income taxes paid	**148**	178	**609**	413

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Three Months and Years Ended December 31, 2004 and 2003
($000's)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in maximizing the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of facilities, the Corporation delivers waste management solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries.

1) Summary of Significant Accounting Policies

Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of the Corporation on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries. For reporting purposes, the Fund is considered the continuing entity of the Corporation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Cash and cash equivalents
Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

Distributions
The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Trustees and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

Financial instruments
The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturity. The Fund's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations of the Corporation, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation sells and purchases some product in U.S. dollars. The Fund does not utilize long-term hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding receivables and payables.

Inventory
Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 6).

Capital assets and intangibles
Capital assets are stated at cost, less accumulated amortization. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5-10% on the declining balance or from 5-14 years straight line, depending on the expected life of

the asset. Intangible assets consist of certain production processes, trademarks, and agreements, which are amortized over the period of the contractual benefit of 5-20 years, straight line.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired businesses. The Fund annually, in the third quarter, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. Management's determination at December 31, 2004 was that the goodwill was not impaired.

Deferred costs

Costs relating to future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs are written off in the year of discontinuance.

Asset retirement obligations

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation based on a 20-year useful life. Over this period the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred.

Revenue recognition

The major sources of revenue relate to the receipt of waste material for processing and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

Income taxes

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level.

The Corporation is taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Both the Fund and the Corporation follow the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Trust Unit rights incentive plan

The Fund has a unit-based and Exchange Rights compensation plan (Note 11). Under the Trust Unit Rights Incentive Plan (the "Rights Incentive Plan") the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation or any affiliate of the Fund rights to acquire up to 2,181,032 trust units. Subject to adjustments set out in the Rights Incentive Plan, the exercise price of each right equals or exceeds the closing market price of the trust units on the date immediately preceding the date on which a right is granted and has a maximum term of 10 years. Rights vest 20% twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one trust unit. In 2003 the Fund prospectively adopted the provisions of the Canadian Institute of

Chartered Accountants ("CICA") amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*, and accordingly recorded a non-cash compensation expense for the rights issued pursuant to the Rights Incentive Plan and exchange rights issued pursuant to the Plan of Arrangement during the year (Note 3b).

Measurement uncertainty

The preparation of the Fund's financial statements in a timely manner and in conformity with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenues and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for depreciation, accretion, amortization, future asset retirement costs and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

2) Reorganization

On February 24, 2003, the shareholders and optionholders of the Corporation approved a Plan of Arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which distributes a substantial portion of cash flow to unitholders. The Arrangement became effective on March 1, 2003.

Pursuant to the Arrangement, the Fund issued units in exchange for all of the shares of the Corporation on a 1:2 basis. Prior to the exchange, the Corporation had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,811,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 or $0.14 per unit after tax in 2003.

Effective March 1, 2003, the Fund established the Rights Incentive Plan to replace the stock option plan of the Corporation. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan were valued using the fair value method at the time of issuance. The expense thus calculated is described in note 11. The rights granted under the Rights Incentive Plan are valued using a Black-Scholes option pricing model.

Prior to March 1, 2003, the Corporation had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had been neither valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly, an expense was recognized in each period based on the gain in the underlying value of the common shares of the Corporation. For the first two months of 2003, prior to the Arrangement, the Corporation expensed $318 in stock appreciation rights.

3) Changes in Accounting Policies

a) **Asset retirement obligations:** In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.5 million. The fair value of this liability at December 31, 2004 was $4,875 ($4,736 in 2003) using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the three months ended December 31, 2004 was $94 ($90 in 2003). For the year ended December 31, 2004, accretion expense totaled $378 ($351 in 2003).

b) **Stock-based compensation:** During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004, and allows for the early adoption of the recommendations for the year ended 2003. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a

prospective basis. On a comparative basis, this resulted in a decrease in contributed surplus and a corresponding non-cash recovery of expense of $414 ($0.01 per unit) for the three months ended December 31, 2003 and of $0 ($0.00 per unit) for the year ended December 31, 2003. The Consolidated Financial Statements for the year December 31, 2003 have been adjusted to include these revised amounts. The corresponding non-cash expense for the three month period ended December 31, 2004 was $195 ($0.007 per unit), and for 2004 was $637 ($0.023 per unit).

c) **Impairment of Long-Lived Assets**: Effective January 1, 2004, the Fund adopted the new recommendation of the CICA on the impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at January 1, 2004 and December 31, 2004, there were no indications of impairment of long-lived assets.

To account for the changes in accounting policies as outlined in (a) and (b) above, the historical amounts in the financial statements have been adjusted as follows:

Consolidated Balance Sheets	**At December 31, 2003**	**Asset Retirement Obligation Adjustments**	**Adjusted December 31, 2003**
Capital assets	215,524	2,009	217,533
Future income tax liability	37,841	70	37,911
Site restoration	2,936	(2,936)	-
Asset retirement obligation	-	4,736	4,736
Accumulated earnings	81,123	139	81,262

Consolidated Statements of Operations and Accumulated Earnings	**For the three months ended December 31, 2003**	**Asset Retirement Obligation Adjustments**	**Stock-based Compensation Adjustments**	**Adjusted three months ended December 31, 2003**
Site restoration expense	131	(131)	-	-
Depreciation and accretion expense	2,953	140	-	3,093
Future income tax provision	570	(3)	-	567
Stock-based compensation expense	595		(414)	181
Net earnings	8,763	(6)	414	9,171
Earnings per unit	$0.34	-	0.016	$0.35
Diluted earnings per unit	$0.33	-	0.016	$0.35

	For the year ended December 31, 2003	**Asset Retirement Obligation Adjustments**	**Stock-based Compensation Adjustments**	**Adjusted year ended December 31, 2003**
Site restoration expense	517	(517)	-	-
Depreciation and accretion expense	11,551	547	-	12,098
Future income tax provision	3,817	(10)	-	3,807
Net earnings	26,811	(20)	-	26,791
Earnings per unit	$1.14	-	-	$1.14
Diluted earnings per unit	$1.12	-	-	$1.12

4) Seasonality of Operations

The Corporation's operations are carried out in western Canada. The ability to transport waste is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, imposed in the spring, restrict waste transportation which reduces demand for the Corporation's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Financial results can vary from quarter to quarter depending on weather conditions, commodity prices, market demand and capital investments. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 28% and ranges from 24% to 30%.

5) Acquisitions

During the year ended December 31, 2004, the Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; on March 31, 2004 acquired the business and assets of an industrial services company in Cranbrook, British Columbia; and on June 1, 2004 acquired the assets of a centrifuge rental business located in Nisku, Alberta. The purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the date of acquisition, for each acquisition. The amount of the consideration given and the assets received were:

	January 1, 2004 Acquisition	March 1, 2004 Acquisition	March 31, 2004 Acquisition	June 1, 2004 Acquisition	**Total 2004**
Total cash consideration	2,029	4,288	4,938	5,127	**16,382**
Land	-	-	300	-	**300**
Plant and equipment	1,570	2,363	3,103	4,630	**11,666**
Intangibles	500	100	520	500	**1,620**
Petroleum and natural gas rights	-	500	-	-	**500**
Goodwill	-	1,400	1,030	-	**2,430**
Asset retirement obligation	(41)	(75)	(15)	(3)	**(134)**
Total	2,029	4,288	4,938	5,127	**16,382**

Certain of the above amounts are management's current estimate of the known and expected fair values, and may change as final information becomes known.

Effective July 1, 2003, the Corporation acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,212 was funded by $712 of cash plus the issuance of 250,000 units valued at $10.00 per unit. Also, effective December 1, 2003, the Corporation acquired the assets of Hazmat Transportation Services and Waste Logistics for $5,220 cash.

The value of the consideration given and the assets received were:

	July 1, 2003 Acquisition	December 1, 2003 Acquisition	Total 2003
Units issued	2,500	-	2,500
Cash	712	5,220	5,932
Total consideration	3,212	5,220	8,432
Plant and equipment	2,912	4,432	7,344
Intangibles	300	750	1,050
Inventory and prepaids	-	38	38
Total	3,212	5,220	8,432

Intangibles include customer lists, non-compete agreements, licenses, and permits.

6) Inventories

Inventories consist of the following:

	2004	2003
Recycled and processed products	**4,567**	4,382
Recovered oil	**1,463**	1,324
Parts and supplies	**1,120**	788
Burner fuel	**64**	1,403
Total inventory	**7,214**	7,897

7) Capital Assets and Intangibles

	2004			2003		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value
Capital assets:						
Plant and equipment	**331,743**	**83,073**	**248,670**	280,297	68,449	211,848
Land	**6,527**	**-**	**6,527**	5,685	-	5,685
Total capital assets	**338,270**	**83,073**	**255,197**	285,982	68,449	217,533
Intangibles:	**3,670**	**458**	**3,212**	2,056	63	1,993

8) **Deferred costs**

Incremental costs related to expansion and acquisition plans have been deferred at year end. During 2004 the Fund determined that certain costs were no longer recoverable and accordingly those costs were written off.

	2004	2003
Deferred costs, beginning of year	**854**	811
Additional costs during the year	**60**	43
Deferred costs written off	**(364)**	-
Deferred costs, end of year	**550**	854

9) **Long-term Debt**

	2004	2003
Operating term facility	**2,617**	-
Extendable term facility	**34,000**	-
Reducing term facility	-	13,500
Other	-	2
	36,617	13,502
Less current portion	-	3,002
	36,617	10,500

Effective May 19, 2004, the Corporation secured a new credit facility which provides for a $25,000 operating term facility plus a $65,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Banker's Acceptance ("BA") based rate, at the option of the Corporation. The operating facility charges interest at the lenders' prime rate, or at the BA rate plus 1.25%. The term facility charges interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review, and extension at the option of the lender. If an extension is not granted, principal repayments for the term loan would commence in 15 months at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating loan, subject to certain conditions would be due in full in 12 months. If renewal and extension were not granted, the annual principal repayments would be:

	2005	**2006**	**2007**	**Total**
Operating term facility	-	2,617	-	2,617
Extendible term facility	-	5,670	28,330	34,000
Total repayment	-	8,287	28,330	36,617

10) **Unitholders' Capital**

On March 1, 2003 and pursuant to the Arrangement, 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of the Corporation previously outstanding. Additional units were subsequently issued upon the exercise of rights to acquire units, conversion of debentures, purchase of assets, issuance of new equity and issuances pursuant to the Dividend Reinvestment Program.

	Units/Shares (000's)	Amount
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	-	-

Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP program	48	994
Units outstanding as at December 30, 2004	**27,294**	**154,170**

On October 15, 2004, the Fund implemented a Dividend Reinvestment Plan ("DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distribution in units. Under the terms of the DRIP, reinvestment units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average TSX trading price for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for each of the months of March through December, 2004, for a total of $1.46 per unit for 2004. During 2004, $38,071 of cash was distributed to unitholders.

11) Rights to Acquire Trust Units

(a) Trust Unit Rights Incentive Plan

On February 24, 2003, the shareholders of the Corporation approved the Rights Incentive Plan. Under the Rights Incentive Plan, the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation or any affiliate of the Fund rights to acquire up to 2,181,032 units. Subject to adjustments set out in the Rights Incentive Plan, the exercise price of each right equals or exceeds the closing market price of the units of the Fund on the date immediately preceding the date on which a right is granted and the maximum term of each right is 10 years. All rights granted to date pursuant to the Rights Incentive Plan expire seven years after the date of grant. Rights vest 20%, twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one unit.

On March 1, 2003, rights to acquire up to 1,045,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $9.30 per unit. On May 22, 2003, rights to acquire up to 275,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $9.08 per unit. On December 10, 2003, rights to acquire up to 12,500 units were granted to a director of the Corporation at the market price of $15.60 per unit.

On June 1, 2004, rights to acquire up to 347,500 units were granted to certain directors, officers, and employees of the Corporation at the market price of $17.95 per unit, and valued on the date of issuance at $1.17 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 8.35%; a vesting period of 5 years; and an expected volatility of 20.48%.

During 2004, directors, officers and employees of the Corporation exercised rights to acquire 364,000 units pursuant to the Rights Incentive Plan for $3,378.

The following table summarizes the activity for the years ended December 31, 2003 and 2004 of the units reserved for issuance under the Rights Incentive Plan:

(000's)	**2004**	2003
Rights available for grant, beginning of year	**848**	2,181
Granted	**(347)**	(1,333)
Forfeited	**32**	-
Rights available for grant, end of year	**533**	848

(b) Exchange Rights

Pursuant to the terms of the Arrangement, on March 1, 2003, each option to acquire a common share in the capital of the Corporation outstanding and not exercised prior to March 1, 2003, having an exercise price per share below $4.65 ($9.30 after adjusting for the two-for-one stock consolidation pursuant to the Arrangement), was cancelled in exchange for a right to purchase units (the "Exchange Right"), at a price of $0.01 per unit, equal to (i) the difference between $4.65 and the exercise price of such option, multiplied by the number of common shares to which such option relates divided by (ii) $9.30. Each Exchange Right entitles the holder to receive one unit from the Fund. With respect to options that had vested on or prior to March 1, 2003, the Exchange Right was exercisable at any time up until April 1, 2003. With respect to options that had not vested on or prior to March 1, 2003, the Exchange Right is exercisable at any time during the period from the date on which the option to which the unit relates would have vested had it not been cancelled pursuant to the Arrangement and ending on the date the option would have expired had it not been cancelled pursuant to the Arrangement.

An aggregate of 307,499 Exchange Rights were issued on March 1, 2003. During 2003, an aggregate of 225,274 Exchange Rights were exercised and during 2004 an aggregate of 45,877 Exchange Rights were exercised.

The following table summarizes the activity for the years ended December 31, 2003 and 2004 of the Exchange Rights:

Units reserved under the plans (000's)	**2004**	2003
Outstanding, beginning of the year	**82**	-
Issued upon cancellation of options	**-**	307
Exercised	**(46)**	(225)
Forfeited	**(1)**	-
Outstanding, end of year	**35**	82

During the fourth quarter of 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments* (Note 3b). The Fund chose to early adopt the provisions on a prospective basis, which resulted in a full-year increase in contributed surplus, and a corresponding non-cash charge of $0.6 million ($0.03 per unit). Rights granted pursuant to the Rights Incentive Plan and the Exchange Rights were valued as follows:

The fair value of the rights to acquire units that were granted on March 1, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The fair value of the rights to acquire units that were issued on May 22, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%.

The fair value of the rights to acquire units that were issued on December 15, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.9%; yield of 8%; expected life of seven years; and expected volatility of 18.4%.

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The fair value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

The following tables summarize the activity for the years ended December 31, 2003 and 2004 for the Exchange Rights and the Rights and the range of exercise prices:

	Exchange Right (000's)	Weighted Average Unit Price ($)	Rights pursuant to Rights Incentive Plan (000's)	Weighted Average Exercise Price ($)
As at December 31, 2002	-	-	-	-
Converted from options	307	0.01	-	-
Granted	-	-	1,333	9.31
Exercised	(225)	0.01	-	-
Forfeited	-	-	-	-
As at December 31, 2003	82	0.01	1,333	9.31
Exercisable at December 31, 2003	-	-	-	-
Granted	-	-	347	17.95
Exercised	(46)	0.01	(364)	9.28
Forfeited	1	0.01	(32)	17.41
As at December 31, 2004	**35**	**0.01**	**1,284**	**11.48**
Exercisable at December 31, 2004	**-**	**-**	**25**	**9.75**

Range of Exercise Prices ($)	Rights and Exchange Rights Outstanding December 31, 2004 (000's)	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	Rights and Exchange Rights Exercisable December 31, 2004 (000's)	Weighted Average Exercise Price ($)
0.01	35	3.4	0.01	-	-
9.08 to 9.30	954	5.2	9.27	22	9.08
15.60 to 17.95	330	6.6	17.86	3	15.60
	1,319	**6.1**	**11.17**	**25**	**9.75**

(c) Options

The following table summarizes the activity in the option plan of the Corporation for the year ended December 31, 2003:

	Options (000's)	Weighted Average Exercise Price ($)
As at December 31, 2002	2,529	3.76
Cancelled pursuant to Plan of Arrangement resulting in issuance of Exchange rights	(2,126)	3.30
Cancelled and forfeited	(403)	6.35
As at December 31, 2003	-	-
Exercisable at December 31, 2003	-	-

Shares reserved under the plan (000's)	2003
Shares available for grant, beginning of year	630
Shares cancelled pursuant to Plan of Arrangement	630
Shares available for grants, end of year	-

12) Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's income future tax liabilities and assets are as follows:

	2004	2003
Future income tax liabilities:		
Capital assets and intangibles	**43,108**	40,275
Goodwill	**803**	1,351
Deferred costs	**190**	298
	44,101	41,924
Future income tax assets:		
Non-capital loss carry forwards	**4,195**	4,459
Less current portion	**(3,600)**	(2,000)
Asset retirement obligation	**1,682**	1,026
Trust unit issuance costs	**477**	528
	2,754	4,013
Net future income tax liability	**41,347**	37,911

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2004	2003
Consolidated earnings of the Fund before taxes and distributions to unitholders	**38,744**	31,198
Current statutory income tax rate	**34.5%**	37%
Computed tax expense at statutory rate	**13,367**	11,540
Increase (decrease) in taxes resulting from:		
Reduction in taxable income resulting from distributions to unitholders	**(11,296)**	(7,776)
Capital taxes	**703**	600
Other	**415**	317
Effect of substantively enacted tax rate change	**(650)**	(274)
Reported income tax expense	**2,539**	4,407

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the year ended December 31, 2004 by $650 or $0.02 per unit.

13) Earnings per Unit

Basic per unit calculations for the periods ending December 31, 2004 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights.

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
Weighted average number of units	**27,265**	25,966	**27,134**	23,456
Net additional units if rights exercised	**601**	549	**502**	351
Additional units if debentures converted	**-**	-	**-**	365
Diluted weighted average number of units	**27,866**	26,515	**27,636**	24,172

14) Reconciliation of Unitholder Distributions Declared and Paid

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
Cash flow from operations before reorganization costs, non-cash working capital and asset retirement costs	**13,251**	13,012	**53,794**	48,805
Maintenance capital expenditures	**(1,773)**	(1,626)	**(7,755)**	(7,354)
Asset retirement and deferred costs	**(129)**	(261)	**(433)**	(354)
Net proceeds on sales of fixed assets	**58**	14	**80**	1,530
Principal repayments	**-**	(750)	**(1,500)**	(1,500)
Cash available for growth and distribution before reorganization costs	**11,407**	10,389	**44,186**	41,127
Reorganization costs	**-**	-	**-**	(5,214)
Cash available for growth and distribution	**11,407**	10,389	**44,186**	5,913
Unitholder distributions declared	**10,288**	8,453	**39,659**	22,958
- per unit - $	**0.38**	0.32	**1.46**	0.96
Unitholder distributions – paid in cash	**9,228**	8,053	**38,071**	20,140
Unitholder distributions – issued in units	**994**	-	**994**	-
- paid in cash – per unit $	**0.34**	0.32	**1.40**	0.86
- issued units – per unit $	**0.04**	-	**0.04**	-

Reconciliation of Accumulated Unitholder Distributions:

Balance, December 31, 2002	-
Unitholder distributions declared and paid	**(20,140)**
Unitholder distributions declared	**(2,818)**
Balance, December 31, 2003	**(22,958)**
Unitholder distributions declared and paid in cash and units	**(36,247)**
Unitholder distributions declared	**(3,412)**
	(39,659)
Balance, December 31, 2004	**(62,617)**

15) Reconciliation of Asset Retirement Obligation

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim the Corporation's facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $4.9 million ($4.7 million in 2003) based on a total estimated future liability of $13.5 million. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15-20 year range. The Fund used a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligation.

	2004	2003
Asset Retirement Obligation, beginning of year	**4,736**	4,602
Additional retirement obligations added through acquisitions	**134**	94
Costs incurred to fulfill obligations	**(372)**	(311)
Accretion	**377**	351
Asset Retirement Obligation, end of year	**4,875**	4,736

16) Commitments

i) Lease Commitments

The Fund has annual commitments for leased property and equipment as follows:

	2005	2006	2007	2008	2009	Thereafter	Total
Office leases	1,752	1,953	1,953	1,905	1,833	4,547	13,943
Operating leases	1,654	1,370	940	419	283	-	4,666
Surface leases	856	1,006	1,025	1,044	1,064	4,082	9,077
	4,262	4,329	3,919	3,368	3,179	8,629	27,686

ii) Letters of Guarantee and Surety Bonds

As of December 31, 2004, the Fund had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $7,771 and $7,093 respectively.

17) Financial instruments

i) Interest rate risk

Long-term debt bears interest at rates that vary in relation to prime. The Fund is therefore exposed to fluctuations in interest rates. During 2004 a change of 1% in the prime interest rate would have increased/decreased interest expense by approximately $250 ($500 in 2003).

ii) Fair value

The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the long tem debt approximates, in all material respects, its fair value.

iii) Credit risk

Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is mitigated by the Fund's ongoing assessement of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

18) Transactions with Related Parties

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to the Fund. The total cost of these legal services during 2004 was $423 ($750 in 2003).

The Corporation provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. was $776 compared $304 in 2003.

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19) Comparative Figures

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

20) Segmented Information

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's senior executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

For the three months ended December 31 ($000's)

2004	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	33,353	15,986			49,339
Inter segment revenue[1]	137	54	(191)		-
Operating expense	16,393	13,352	(191)		29,554
Depreciation, amortization and accretion	2,355	1,385		628	4,368
Net margin	14,742	1,303		(628)	15,417
Selling, general and administrative				5,890	5,890
Interest expense				586	586
Operating income	14,742	1,303		(7,104)	8,941
Capital expenditures	10,819	4,999		829	16,647
Goodwill	10,782	2,430			13,212
Total assets	205,316	106,529		13,100	324,945

2003 (Note 2)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	28,057	12,041			40,098
Inter segment revenue[1]	7	32	(39)		-
Operating expense	13,030	9,668	(39)		22,659
Depreciation, amortization and accretion	1,877	1,017		199	3,093
Net margin	13,157	1,388		(199)	14,346
Selling, general and administrative				3,977	3,977
Interest expense				431	431
Operating income	13,157	1,388		(4,607)	9,938
Capital expenditures	4,916	6,830		548	12,294
Goodwill	10,782	-			10,782
Total assets	172,212	90,712		22,348	285,272

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.

For the year ended December 31 ($000's)

2004	**Oilfield**	**Industrial**	**Inter-segment**	**Unallocated[2]**	**Consolidated Total**
External revenue	**115,217**	**63,451**			**178,668**
Inter segment revenue[1]	**416**	**84**	**(500)**		**-**
Operating expense	**54,885**	**50,254**	**(500)**		**104,639**
Depreciation, amortization and accretion	**8,810**	**5,019**		**1,287**	**15,116**
Net margin	**51,938**	**8,262**		**(1,287)**	**58,913**
Selling, general and administrative				**18,739**	**18,739**
Interest expense				**1,430**	**1,430**
Operating income	**51,938**	**8,262**		**(21,456)**	**38,744**
Capital expenditures	**33,563**	**18,610**		**3,461**	**55,634**
Goodwill	**10,782**	**2,430**			**13,212**
Total assets	**205,316**	**106,529**		**13,100**	**324,945**

2003 (Note 2)	Oilfield	Industrial	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	104,750	50,282			155,032
Inter segment revenue[1]	59	123	(182)		-
Operating expense	50,555	39,591	(182)		89,964
Depreciation, amortization and accretion	7,325	3,989		784	12,098
Net margin	46,929	6,825		(784)	52,970
Selling, general and administrative				13,907	13,907
Interest expense				2,670	2,670
Reorganization costs				5,195	5,195
Operating income	46,929	6,825		(22,556)	31,198
Capital expenditures	13,560	8,247		1,149	22,956
Goodwill	10,782				10,782
Total assets	172,212	90,712		22,348	285,272

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.